Exhibit 99.1

UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	September 30, 2017	December 31, 2016
Assets
CURRENT ASSETS:
Cash and cash equivalents	$79,171	$21,362
Restricted deposit	197	95
Accounts receivable	34	83
Inventory	137	105
Prepaid expenses and other current assets	910	396

TOTAL CURRENT ASSETS	80,449	22,041

NON-CURRENT ASSETS
Property and equipment, net	710	741
Restricted deposit	29	24
Other non-current assets	—	250

TOTAL ASSETS	$81,188	$23,056

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$3,488	$$1,880
Employee related accrued expenses	1,139	687
Deferred revenues	300	—
Proceeds from exercise of warrants for preferred shares	—	570

TOTAL CURRENT LIABILITIES	4,927	3,137

NON-CURRENT LIABILITIES
Warrants for preferred shares	—	3,612

TOTAL LIABILITIES	4,927	6,749

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value: 100,000,000 shares and 17,600,000 shares authorized at September 30, 2017 and December 31, 2016, respectively; 13,178,400 and 2,305,743 issued and outstanding at September 30, 2017 and December 31, 2016, respectively.	35	6
Preferred A and Preferred A-1 shares, NIS 0.01 par value: 14,400,000 shares authorized at December 31, 2016, 5,193,427 shares issued and outstanding at December 31, 2016.	—	13
Additional paid-in capital	113,354	43,502
Accumulated deficit	(37,128)	(27,214)

TOTAL SHAREHOLDERS’ EQUITY	76,261	16,307

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$81,188	$23,056

The accompanying notes are an integral part of these condensed consolidated financial statements.

UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
REVENUES	$7,831	$—	$7,812	$—
COST OF REVENUES	313	—	295	—

GROSS PROFIT	7,518	—	7,517	—
OPERATING EXPENSES:
RESEARCH AND DEVELOPMENT EXPENSES, NET	11,936	7,915	5,621	2,873
GENERAL AND ADMINISTRATIVE EXPENSES	5,374	5,188	2,199	3,237

OPERATING LOSS	9,792	13,103	303	6,110
FINANCE EXPENSES (INCOME), net	122	1,761	(5)	1,877

NET LOSS	$9,914	$14,864	$298	$7,987

NET LOSS PER ORDINARY SHARE BASIC AND DILUTED	$1.31	$7.25	$0.02	$3.73

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING USED IN COMPUTATING BASIC AND DILUTED LOSS PER ORDINARY SHARE	8,223,124	2,305,410	13,051,117	2,305,743

The accompanying notes are an integral part of these condensed consolidated financial statements.

UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

(Unaudited)

	Ordinary shares		Preferred shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2017	2,305,743	$6	5,193,427	$13	$43,502	$(27,214)	$16,307
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2017:
Exercise of options into ordinary shares	170,816	*			333		333
Share-based compensation					4,031		4,031
Exercise of warrants into preferred shares			364,036	1	4,731		4,732
Conversion of preferred shares into ordinary shares	5,557,463	14	(5,557,463)	(14)			—
Issuance of ordinary shares, net of issuance expenses	5,144,378	15			60,757		60,772
Net loss						(9,914)	(9,914)

BALANCE AS OF SEPTEMBER 30, 2017	13,178,400	$35	—	$—	$113,354	$(37,128)	$76,261

BALANCE AS OF JANUARY 1, 2016	2,300,959	$6	5,193,427	$13	$41,535	$(25,273)	$16,281
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2016:
Exercise of options into ordinary shares	4,784	*			*		*
Share-based compensation					1,386		1,386
Net loss						(14,864)	(14,864)

BALANCE AS OF SEPTEMBER 30, 2016	2,305,743	$6	5,193,427	$13	$42,921	$(40,137)	$2,803

(*) Represents less than one thousand

The accompanying notes are an integral part of these condensed consolidated financial statements.

UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,914)	$(14,864)	$(298)	$(7,987)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	149	132	17	57
Share-based compensation	4,031	1,386	2,158	513
Exchange rates differences	(2)	—	—	—
Fair value adjustment of warrants for preferred shares	168	1,761	—	1,875
Changes in operating asset and liabilities:
Decrease (increase) in inventory	(32)	—	261	—
Decrease (increase) in accounts receivable	49	—	(24)	—
Decrease (increase) in prepaid expenses and other current assets	(514)	763	(206)	113
Increase in accounts payable and accrued expenses	1,704	1,663	673	1,990
Increase (decrease) in deferred revenues	300	—	(11)	—
Increase (decrease) in employee related accrued expenses	452	2	27	(87)

Net cash provided by (used in) operating activities	(3,609)	(9,157)	2,597	(3,526)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(118)	(578)	(20)	(135)
Change in restricted deposit	(105)	(94)	(100)	4

Net cash used in investing activities	(223)	(672)	(120)	(131)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options into ordinary shares	333	—	329	—
Issuance of ordinary shares, net of issuance expenses	60,926	—	(728)	—
Payment of deferred equity offering cost	—	(510)	—	—
Proceeds from exercise of warrants to preferred shares	382	570	—	378

Net cash provided by (used in) financing activities	61,641	60	(399)	378

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	57,809	(9,769)	2,078	(3,279)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	21,362	17,975	77,093	11,485

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$79,171	$8,206	$79,171	$8,206

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Exercise of warrants into preferred shares	$4,732	$—	$—	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

a.	UroGen Pharma Ltd. is an Israeli-domiciled company incorporated in April 2004 (“UPL”).

UroGen Pharma, Inc. a subsidiary of UPL, was incorporated in Delaware in October 2015 and began operating in February 2016 (“UPI”). UPL and UPI are referred to herein together as the “Company.”

The Company is a clinical stage biopharmaceutical company focused on developing novel therapies designed to change the standard of care for urological pathologies.

b.	In May 2017, the Company raised $60.8 million, net of issuance costs and underwriting discounts, in an Initial Public Offering (“IPO”) on the NASDAQ Stock Market (“NASDAQ”) (see Note 6a2).

c.	As of the date of approval of the consolidated financial statements, the Company has the ability to fund its planned operations for at least the next 12 months. However, the Company’s product candidates may never achieve commercialization and it will continue to incur losses for the foreseeable future. Therefore, in order to fund the Company’s research and development expenses, general and administrative expenses and capital expenditures until such time that the Company can generate substantial revenues, the Company may need to raise additional funds.

d.	As described in Note 6a1, in April 2017, the Company’s board of directors and shareholders approved a 3.2-for-1 split of the Company’s ordinary, Preferred A and Preferred A-1 shares. All of the share and per share amounts reflected in these financial statements and the notes thereto have been adjusted, on a retroactive basis, to reflect this share split.

e.	During July 2017, the Company announced that it had earned a milestone payment of $7.5 million under its exclusive worldwide licensing agreement with Allergan Pharmaceuticals International Limited (“Allergan”) resulting from Allergan’s submission of an Investigational New Drug (“IND”) application for the Company’s RTGel in combination with Allergan’s BOTOX for the treatment of overactive bladder to the U.S. Food and Drug Administration (“FDA”). The Company received the milestone payment in August 2017.

NOTE 2 – BASIS OF PRESENTATION

The unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial statements. Accordingly, they do not contain all information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of September 30, 2017, the results of operations and cash flows for the nine and three month periods ended September 30, 2017 and 2016.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2016 and notes thereto included in the Company’s annual financial statements for the year ended December 31, 2016. The condensed balance sheet data as of December 31, 2016 included in these unaudited condensed consolidated financial statements was derived from the audited financial statements for the year ended December 31, 2016, but does not include all disclosures required by U.S. GAAP.

The results for the nine and three months period ended September 30, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017.

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOCEMENTS:

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (Topic 606), (“ASU 2014-09”). ASU 2014-09 requires entities to recognize revenue that represents the transfer of promised goods or services to customers in an amount equivalent to the consideration to which the entity expects to be entitled to in exchange for those goods or services. The following steps should be applied to determine this amount: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 supersedes the revenue recognition requirements in ASU 605, “Revenue Recognition,” and most industry-specific guidance in the Accounting Standards Codification. In August 2015, the FASB issued ASU 2015-14 on this same topic, which defers for one year the effective date of ASU 2014-09, therefore, the guidance is effective for the Company for annual reporting periods, including interim periods therein, beginning January 1, 2018. The new revenue standards may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of adopting the guidance on its Consolidated Financial Statements.

NOTE 4 – FAIR VALUE MEASUREMENT

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company’s assets and liabilities that are measured at fair value as of September 30, 2017 and December 31, 2016 are classified in the tables below in one of the three categories described above:

	September 30, 2017	December 31, 2016
Warrants for preferred shares – Level 3	$—	$3,612

The fair value of the preferred share warrants as of December 31, 2016 was measured in accordance with the Hybrid Method. The Company utilized the Hybrid Method to combine the probability of an IPO scenario at such date, which was estimated at 20%, with the probability of a liquidation event at such date, which was estimated at 80%. As of December 31, 2016, the fair value of the warrants for preferred shares was determined mainly based on estimation of the Company’s equity value derived from a discounted cash flow, or DCF, calculation and based on assumptions relating to the Company’s revenue forecast, clinical success probabilities, relevant discount rates between 10.5%-19% (10.5% for the cash flow expected to be derived from the license agreement with Allergan and 19% for the cash flow expected to be derived from the Company’s internal development), and expected volatility at a rate of 73.93%.

The table below sets forth a summary of the changes in the fair value of the warrants for preferred shares classified as Level 3:

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
Balance at the beginning of the period	$3,612	$872	$—	$758
Changes in fair value during the period	168	1,761		1,875
Exercise of warrants to preferred shares	(3,780)	—		—

Balance at end of period	$—	$2,633	$—	$2,633

In connection with the completion of the IPO, the Company converted all outstanding warrants into 364,036 Preferred A-1 shares of the Company and subsequently converted all of its preferred shares, including the Preferred A-1 shares, into ordinary shares.

NOTE 5 – PROCEEDS FROM EXERCISE OF WARRANTS FOR PREFERRED A-1 SHARES

The Company’s warrants outstanding prior to the IPO were exercisable for Series A-1 preferred shares at an exercise price of $7.81 per share. Prior to the IPO, such warrants were exercisable for 728,312 Preferred A-1 shares.

During 2017 and 2016, the Company notified holders of these warrants that it was ready to accept an exercise notice that was conditioned on the price per share at which the Company’s shares would be sold in an anticipated IPO. Prior to the IPO, the Company received a total amount of $952 as consideration for the conditional cash exercise of these warrants. The cash received was recorded among current liabilities as proceeds from exercise of warrants for preferred shares. As of September 30, 2017, following the exercise of the warrants, the cash received was re-classified to additional paid in capital. See also note 6.

NOTE 6 – SHARE CAPITAL

a.	Share capital

1.	On April 19, 2017, the Company’s board of directors and shareholders approved an aggregate 3.2-for-1 share split of the Company’s ordinary, Preferred A and Preferred A-1 shares. The share split was effected on April 19, 2017 by the issuance of 2.2 ordinary shares for each outstanding ordinary, Preferred A and Preferred A-1 share held immediately prior to the share split.

2.	In May 2017, the Company completed an IPO on the NASDAQ Stock Market, in which it issued 5,144,378 ordinary shares in consideration for $60.8 million, net of issuance costs and underwriting discounts. In addition, during the year ended December 31, 2016, the Company recorded $1.7 million in general and administrative expenses related to IPO costs, in accordance with SEC staff Bulletin Topic 5A.

Upon the completion of the IPO, the Company converted all outstanding warrants for Preferred A-1 shares into 364,036 Preferred A-1 shares of the Company. Subsequently, the Company converted all outstanding Preferred A and Preferred A-1 shares into ordinary shares at a ratio of 1:1. As of September 30, 2017, the Company’s share capital was composed entirely of ordinary shares.

3.	During the nine months ended September 30, 2017, the Company received $333 from the exercise of 170,816 options into ordinary shares.

b.	Share-based compensation

1.	The following table illustrates the effect of share-based compensation on the statements of operations:

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
Research and development expenses	$2,513	$760	$1,499	$306
General and administrative expenses	1,518	626	659	207

	$4,031	$1,386	$2,158	$513

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 6 – SHARE CAPITAL (continued)

b.	Share-based compensation (continued)

2.	2017 Equity Incentive Plan

In March 2017, the Company’s board of directors adopted the 2017 Equity Incentive Plan (“2017 Plan”), which was approved by the shareholders in April 2017. The 2017 Plan provides for the grant of incentive stock options to the Company’s employees and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards, and other forms of stock awards to the Company’s employees, directors and consultants.

The maximum number of ordinary shares that may initially be issued under the 2017 Plan is 1,400,000. In addition, the number of ordinary shares reserved for issuance under the 2017 Plan will automatically increase on January 1st of each calendar year, from January 1, 2018 through January 1, 2026, so that the number of such shares reserved for issuance will equal 12% of the total number of ordinary shares outstanding on the last day of the calendar month prior to the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of ordinary shares that may be issued upon the exercise of incentive stock options under the 2017 Plan is 5,600,000.

The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2017 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Ordinary Shares on the date of grant. Options granted under the 2017 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

3.	In April 2017, the Company’s board of directors approved modifications of performance conditions for 67,200 restricted stock units and contingent options for executive management. The Company recorded an expense of $527 under general and administrative expenses with respect to these modifications.

4.	During the nine months ended September 30 2017, the Company’s board of directors approved grants of 130,000 options to directors of the Company. Each option is exercisable into one ordinary share of the Company at an exercise price between $13.00 and $17.67. The options vest in several installments over a one or a three-year period. As of the grant date, the fair value of these options was estimated at $1,657. The options expire ten years from the date of the grant.

5.	During the nine months ended September 30, 2017, the Company’s board of directors approved grants of 170,000 options to executive management of the Company. Each option is exercisable into one ordinary share of the Company at an exercise price of $19.55. The options vest in several installments over a three-year period. As of the grant date, the fair value of these options was estimated at $2,645. The options expire ten years after their grant date.

6.	During the nine months ended September 30, 2017, the Company’s board of directors approved grants of 75,000 options and 25,000 restricted stocks to employees of the Company. Each option is exercisable into one ordinary share of the Company at an exercise price of $30.59. The options and restricted stock vest in several installments over a three-year period. As of the grant date, the fair value of these options and restricted stock was estimated at $2,234. The options expire ten years after their grant date.

NOTE 7 – RELATED PARTIES

UPI entered into a lease agreement in November 2015, which commenced in May 2016, for office space in New York, which serves as the headquarters for our U.S. subsidiary. UPI shares the office space equitably with Kite Pharma, Inc., a Delaware corporation that is a co-signatory to such lease. Arie Belldegrun, M.D., UPL’s Chairman, served as the Chairman and Chief Executive Officer of Kite Pharma, Inc. until his resignation effective as of October 3, 2017, in connection with the acquisition of Kite Pharma, Inc. by Gilead Sciences, Inc.

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 8 – LOSS PER SHARE:

The following table sets forth the calculation of basic and diluted loss per share (“LPS”) for the periods indicated:

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
Basic and diluted:
Net Loss attributable to equity holder of the Company	$9,914	$14,864	$298	$7,987

Dividend accumulated on preferred shares during the period	$825	$1,845	$—	$615

Net Loss attributable to equity holders of the Company, after reducing dividend accumulated on preferred shares	$10,739	$16,709	$298	$8,602

Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per ordinary share	8,223,124	2,305,410	13,051,117	2,305,743

Basic and diluted net loss per ordinary share	$1.31	$7.25	$0.02	$3.73

For the nine and three months periods ended September 30, 2017 and 2016, all ordinary shares underlying outstanding options, A-1 warrants and convertible preferred shares have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

The shares accounted for in diluted loss per ordinary share do not include 2,918,349 and 2,594,698 ordinary shares underlying outstanding options for the nine and three months periods ended September 30, 2017 and 2016, respectively, and 728,312 shares issuable upon exercise of the Preferred A-1 warrants, which were converted to ordinary shares upon the IPO, for the nine and three months periods ended September 30, 2016.

NOTE 9 – SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through November 14, 2017.

During the fourth quarter, UPI entered into a new lease agreement for its New York headquarters. The lease agreement commenced in October 2017 and shall terminate in February 2021.